October 28, 2008

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Frontline Ltd.
Form 20-F for the year ended December 31, 2007
Filed May 2, 2008
File No. 1-16601

Dear Mr. Humphrey:

By letter dated October 7, 2008, the Staff of the Securities and Exchange Commission (the “Staff”) presented comments to the Form 20-F for the year ended December 31, 2007 filed by Frontline Ltd. (the “Company”) on May 2, 2008. On behalf of the Company, we hereby submit the Company’s response to your letter. For your convenience, the numbered paragraphs of this response correspond to the numbered paragraphs of your letter, which we have inserted in bold.

Form 20-F (Fiscal Year Ended December 31, 2007)

Operating and Financial Review and Prospects

Tabular Disclosure of Contractual Commitments, page 57

1.
We generally believe that registrants should include scheduled interest rates in order to increase the transparency of cash flow. To the extent that interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future cash payments. You may also determine the appropriate methodology to estimate these interest payments. The methodology and your significant assumptions should be described in an accounting footnote where estimates have been utilized. Regardless of whether you decide to include variable interest payments or not, a footnote to the table should clarify the action taken. If interest payments have been excluded from the table, then additional information should be provided as to the significant terms of the debt as well as any additional information that is material to an understanding of the company’s cash requirements.

The Company confirms that it will revise its Form 20-F in future filings in response to these comments.

Mr. David R. Humphrey
Securities and Exchange Commission
October 28, 2008

2.
Please also evaluate whether or not you can reasonably estimate the amount and/or timing of payments you will be obligated to make under interest rate swap agreements to determine whether meaningful information can be provided in the table for these agreements. If the swap is structured in such a way as to be a fixed rate loan, then you should provide the information. Finally, please note that if market interest rates have moved such that you are in a position of receiving cash rather than paying cash under these agreements, cash receipts should not be included in the table.

The Company did not have any interest rate swaps at December 31, 2007 and confirms that it will take these comments into account in its Form 20-F in future filings if it enters into any interest rate swap agreements.

Financial Statements

Deconsolidation of Ship Finance, page F-15

3.
We note that you considered the March 2007 distribution of shares to be a reconsideration event and that you determined that the company was no longer the primary beneficiary of Ship Finance. Please tell us whether you also considered the distribution of shares in fiscal 2005 and fiscal 2006 to be reconsideration events and, if not, how the fiscal 2007 transaction differed from the earlier distributions. Reference is made to paragraphs 7 and 15 of FIN 46(R).

With reference to paragraph 7 of FIN 46(R), the Company understands that the initial determination of whether an entity is a variable interest entity shall be reconsidered if certain defined events occur.  With reference to paragraphs 15 of FIN 46(R), the Company understands that an enterprise shall determine whether it is the primary beneficiary of a variable interest entity at the time the enterprise becomes involved with the entity and that an enterprise with an interest in a variable interest entity shall reconsider whether it is the primary beneficiary of the entity if certain defined events occur. The Company also understands that the primary beneficiary shall also reconsider its initial decision to consolidate a variable interest entity if the primary beneficiary sells or otherwise disposes of all or part of its variable interests to unrelated parties.

Based on the definition of a reconsideration event as discussed above regarding paragraph 15 of FIN 46(R), the Company considered the March 2007 distribution of shares to be a reconsideration event and also considered the distribution of shares in fiscal 2005 and fiscal 2006 to be reconsideration events. The Company did not identify any reconsideration events regarding the determination of whether Ship Finance is a variable interest entity in accordance with paragraph 7 of FIN 46(R) up to March 2007 since the contractual arrangements between the Company and Ship Finance were unchanged and no other reconsideration events were identified.

See response to question 4 for further discussion of how the March 2007 transaction differed from those in 2005 and 2006.

4.	Describe each significant difference in your March 2007 analysis (in comparison to your previous analysis) and explain the basis for your conclusion that the company is no

Mr. David R. Humphrey
Securities and Exchange Commission
October 28, 2008

longer the primary beneficiary of Ship Finance. Discuss the consideration given to any guarantees, options or similar obligations that exist, as well as to the variable interests of the related parties in arriving at your conclusion.

The significant difference in the March 2007 analysis compared to the prior analysis was the change in the related party group ownership percentage as a result of the Frontline distribution of Ship Finance shares. All other variable interests remained unchanged.

When performing the analyses in order to determine the primary beneficiary of Ship Finance, the Company took in account the fact that Hemen Holding Ltd (“Hemen”), a related party, also held shares in Ship Finance. Hemen is a company indirectly controlled by Mr. John Fredriksen, the Company’s Chairman and Chief Executive Officer. Therefore, Frontline and Hemen represent a related party group in the context of FIN 46(R). As such, the Company followed paragraph 17 of FIN 46(R), which requires the Company to determine the party within the related party group that is most closely associated with the variable interest entity if the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary.

The percentage shareholdings in Ship Finance of the Company, Hemen and the Company/Hemen combined following the various share distributions by the Company are summarized in the table below;

	Percentage shareholding in Ship Finance
Distribution date	Frontline	Hemen	Combined
Jun 2004	75.0	11.9	86.9
Sept 2004	63.5	16.3	79.8
Feb 2005	25.8	29.7	55.5
Mar 2005	15.8	33.2	49.0
Mar 2006	11.1	37.6	48.7
Mar 2007	0.0	37.6	37.6

It should also be noted that directors and officers of the Company held approximately 0.3% of Ship Finance in March 2006, bringing the total held by the Company, Hemen and directors and offices to approximately 49%.

In addition to the shares held in Ship Finance, which the Company considered to be a variable interest, the Company has an administrative services agreement with Ship Finance and a wholly-owned subsidiary of the Company (“Frontline Management”) has vessel management agreements with Ship Finance’s vessel owning subsidiaries, which are also considered to be variable interests. The Company has guaranteed to Ship Finance, Frontline Management’s performance under these vessel management agreements. There are no other guarantees, options or similar obligations between the Company and Ship Finance.

The Company prepared a quantitative analysis of the expected losses and expected residual returns of Ship Finance and determined that the Company and Hemen combined (the related party group) would absorb the majority of the expected losses at each reconsideration event date until March 2007. The Company concluded that the impact of the management agreements and the combined shareholding caused the related party group’s share of the expected losses and expected residual returns to be over 50% in 2005 and 2006. The Company, however, does not believe that the combination of the management agreements and shareholdings made the related party group to be the primary beneficiary when the combined shareholding fell significantly below 50% by the end of March 2007.

Mr. David R. Humphrey
Securities and Exchange Commission
October 28, 2008

As such, the Company followed paragraph 17 of FIN 46(R), which requires the Company to determine the party within the related party group that is most closely associated with the variable interest entity because the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary. The Company determined that the Company was more closely associated with Ship Finance when considering paragraph 17 of FIN 46(R). This is because both the Company and Ship Finance are involved in the ownership and operation of vessels, primarily oil tankers. Ship Finance was spun off from the Company and the majority of its assets were acquired from the Company whereas Hemen’s activities primarily consist of the holding of investments.  The Company is of the opinion that paragraphs 17(a), (b) and (d) were important in this determination and they favored the Company.

Although the Company considered each share distribution to be a reconsideration event, the Company’s conclusions regarding which party would absorb the majority of the expected losses as discussed above only changed as a result of the share distribution in March 2007. Following this distribution, the Company held an insignificant number of shares in Ship Finance and Hemen had a 37.6% interest in Ship Finance. At this time, the Company concluded that the Company and Hemen together no longer absorbed the majority of expected losses and as such the related party group was no longer the primary beneficiary of Ship Finance.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to telephone the undersigned at (212) 574-1223 or Ted Horton of this office at (212) 574-1265 with any questions.

Very truly yours,

Seward & Kissel LLP

		By:	/s/ Gary J. Wolfe, Esq.
Gary J. Wolfe, Esq.

cc:	Inger M. Klemp
Frontline Ltd.